                                                                    EXHIBIT 99.1



                              LJ INTERNATIONAL INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                           IN ACCORDANCE WITH US GAAP
      (United States Dollars in thousands, except share and per share data)


                                    Three months ended              Six months ended
                                          October 31                    October 31
                                      2001           2000            2001           2000
                                       US$            US$             US$            US$
                               (unaudited)     (unaudited)    (unaudited)     (unaudited)

Sales                               10,423          12,851         18,768          23,599
Costs of goods sold                  7,307           8,225         12,441          14,844
                               -----------     -----------    -----------     -----------

Gross profit                         3,116           4,626          6,327           8,755
Selling, general and
 administrative expenses             3,384           2,891          6,341           5,705
                               -----------     -----------    -----------     -----------
Operating income / (loss)             (268)          1,735            (14)          3,050
Other expenses                         103              97            223             157
                               -----------     -----------    -----------     -----------
Income / (loss)
 before income taxes                  (371)          1,638           (237)          2,893
Income taxes                            --             170             39             209
                               -----------     -----------    -----------     -----------
Net income under US GAAP              (371)          1,468           (276)          2,684
                               ===========     ===========    ===========     ===========
(Losses)/Earnings per share
 - basic (US GAAP)             $     (0.04)    $      0.17    $     (0.03)    $      0.32
(Losses)/Earnings per share
 - diluted (US GAAP)           $     (0.04)    $      0.17    $     (0.03)    $      0.32
Weighted Avg. Shares
 Outstanding - basic             8,671,615       8,671,615      8,671,615       8,464,813
Weighted Avg. Shares
 Outstanding - diluted           8,671,615       8,671,615      8,671,615       8,570,418

                           SELECTED BALANCE SHEET DATA
                           IN ACCORDANCE WITH US GAAP
      (United States Dollars in thousands, except share and per share data)


                                     As of October     As of April 30
                                              2001               2001
                                       (Unaudited)          (Audited)
Cash                                        $6,401             $7,021
Accounts receivables, net                    6,275              6,264
Inventories                                 22,669             20,822
Prepayments and other current assets         5,217              3,288
Total current assets                        40,562             37,395
Property, plant and equipment, net           6,293              6,378
Investment securities                        3,285              3,285
Tangibles                                       --                 --
Intangibles                                    228                242
Total assets                                50,368             47,300
Total current liabilities                   19,297             15,852
Total liabilities                           19,336             16,139
Common stocks                                   87                 87
Additional paid-in capital                  14,824             14,824
Warrant reserve                                487                436
Retained earnings                           15,538             15,814
Total shareholders' equity                 $31,032            $31,161

SOURCE:  LJ International Inc.


For additional information:

LJ International, Inc.
Ringo Ng, Chief Financial Officer
Email:  ringong@ljintl.com
http://www.ljinc.com

                              LJ INTERNATIONAL INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
       (US GAAP - Amounts in thousands, except share and per share data)


                                                                   As of October 31           As of April 30
                                                                            2001                    2001
                                                                             US$                     US$
                                                                     (unaudited)
ASSETS
CURRENT ASSETS:
  Cash                                                                     6,401                   7,021
  Trade receivables, net of allowance for doubtful
    accounts (2001: $204, 2002: $204)                                      6,275                   6,264
  Inventories                                                             22,669                  20,822
  Prepayments and other current assets                                     5,217                   3,288
                                                                    ------------            ------------
  TOTAL CURRENT ASSETS                                                    40,562                  37,395
Property, plant and equipment, net                                         4,649                   4,707
Investment properties, net                                                 1,644                   1,671
Investment securities                                                      3,285                   3,285
Goodwill, net of accumulated amortization                                    228                     242
                                                                    ------------            ------------
TOTAL ASSETS                                                              50,368                  47,300
                                                                    ============            ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank overdraft                                                           3,787                   3,262
  Notes payable, current portion                                             490                     490
  Letters of credit, gold and other loans                                  9,285                   5,496
  Trade payables                                                           3,558                   3,297
  Accrued expenses and other payables                                      1,556                   2,679
  Trade deposits received                                                    303                     288
  Capitalized lease obligations, current                                      16                      23
  Income taxes payable                                                       302                     317
                                                                    ------------            ------------
  TOTAL CURRENT LIABILITIES                                               19,297                  15,852
Notes payable, non-current portion                                            39                     283
Capitalized leased obligations, non-current                                   --                       4
                                                                    ------------            ------------
TOTAL LIABILITIES                                                         19,336                  16,139
                                                                    ------------            ------------
SHAREHOLDERS' EQUITY
  Common stocks, par value US$0.01 each,
    Authorized - 100 million shares, Issued and outstanding -
    8,671,615 shares as of April 30, 2001
    8,671,615 shares as of October 31, 2001                                   87                      87
  Additional paid-in capital                                              14,824                  14,824
  Warrant reserve                                                            583                     436
  Retained earnings                                                       15,538                  15,814
                                                                    ------------            ------------
  TOTAL SHAREHOLDERS' EQUITY                                              31,032                  31,161
                                                                    ------------            ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                50,368                  47,300
                                                                    ============            ============


         The accompanying notes are an integral part of these condensed consolidated financial statements.

                              LJ INTERNATIONAL INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             (Amounts in thousands, except share and per share data)


                                                          Six months ended October 31
                                                                  2001             2000
                                                                   US$              US$
                                                           (unaudited)      (unaudited)
OPERATING ACTIVITIES:
  Net (loss)/income                                              (276)            2,684
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                               584               437
      Other non-cash items                                                           17
      Changes in operating account:
         Increase in operating assets                          (3,787)           (4,933)
         Increase in operating liabilities                      2,920             2,455
                                                         ------------      ------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES                    (559)              660
                                                         ------------      ------------

INVESTING ACTIVITIES:
  Purchase of property and equipment                             (338)             (512)
                                                         ------------      ------------

FINANCING ACTIVITIES:
  Payment of long-term debt and other obligations                (248)             (253)
                                                         ------------      ------------

INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS             (1,145)              401

CASH AND CASH EQUIVALENTS, AS OF BEGINNING OF PERIOD            3,759             3,300
                                                         ------------      ------------
CASH AND CASH EQUIVALENTS, AS OF END OF PERIOD                  2,614             3,701
                                                         ============      ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  CASH PAID FOR:
  Interest                                                        523               568
                                                         ============      ============
  Income taxes                                                     --                --
                                                         ============      ============

                              LJ INTERNATIONAL INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

NOTE 1: BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements of the Company for the three-month periods ended Oct 31, 2001 and Oct 31, 2000 have been prepared by the Company without audit by the Company's independent auditors. In the opinion of the Company's management, all adjustments necessary to present fairly the financial position, results of operations, and cash flows of the Company as of Oct 31, 2001 and for the period then ended have been made. The condensed consolidated balance sheet of the Company as of April 30, 2001 has been derived from the audited consolidated balance sheet of the Company at that date.

Certain information and note disclosures normally included in the Company's annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with a reading of the financial statements and notes thereto included in the Company's Form 20-F annual report for the year ended April 30, 2001.

The results of operations for the three-month period ended Oct 31, 2001 is not necessarily indicative of the results to be expected for the full year.

NOTE 2: PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of LJ International, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

NOTE 3: NEW ACCOUNTING PRONOUNCEMENT

SFAS No. 142 changes the accounting treatment for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this SFAS, which for companies with calendar year ends, will be January 1, 2002.

NOTE 4: EARNINGS PER SHARE

The Company utilizes SFAS No. 128, "Earnings per Share" to calculate its earnings per share ("EPS"). As at Oct 31, 2001, outstanding warrants and options to purchase shares of Company Common Shares at option exercise prices ranging from $2.00 to $8.45625. For the three months ended Oct 31, 2001, no dilutive effect on the calculation of EPS as all the warrants during that period are out-of-money.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Revenue for the second quarter ended Oct 31, 2001 decreased 19% to $10,423,000 from $12,851,000 in the same period last year. The decrease in sales, as expected, was mainly attributable to global economic downturn since the beginning of year 2001 and was accelerated by the 911 incident in the USA.

Gross profit margin dropped by 6% to 30% for the second quarter ended Oct 31, 2001 as compared to same period last year. The decrease was due to the reduction of selling prices in order to boost sales and increase volume.

Selling, General and Administrative (SG&A) expenses increased to $3,384,000 for the quarter ended Oct 31, 2001 from $2,891,000 in the same period last year. It is mainly due to payments for redundancy which was one of our overall cost cutting exercise in light of the post-911 effects in the USA.

There were net loss of $371,000, or $0.04 per diluted share on 8.7 million shares outstanding for the second quarter ended Oct 31, 2001, compared to net income of $1,468,000, or $0.17 per diluted share on 8.7 million shares outstanding in the same period last year.

Capital Resources and Liquidity

At Oct 31, 2001 and April 30, 2001, the Company had cash and cash equivalents totaling of $2,614,000 and $3,759,000 respectively. At Oct 31, 2001 and April 30, 2001, the Company had working capital of $21,265,000 and $21,543,000 respectively.

The net cash (utilized)/provided by operating activities amounted to ($559,000) and $660,000 for the three months ended Oct 31, 2001 and 2000 respectively. This decrease in the operating cash inflow is due to decrease in sales volume and large amount of redundancy payment made at the end of September 2001.

The Company anticipates that its cash and working capital will be sufficient to service its existing debt, outstanding commitments and to maintain Company operations at current levels for the foreseeable future.

Impact on Recently Issued Accounting Standards

In Oct 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". The adoption of SFAS No. 141 would not have affected the accounting for the reorganization of the Group completed on May 6, 1997.

SFAS No. 142 changes the accounting treatment for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this SFAS, which for companies with calendar year ends, will be January 1, 2002.

In June 1998, FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The standard, as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of FASB Statement no. 133 and amendment of FASB Statement no. 133", and SFAS No. 138, "Accounting for certain Derivative Instruments and certain Hedging Activities, an amendment of FASB Statement no. 133", is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (May 1, 2001 for the Group). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship.

The Group will adopt SFAS No. 133 on May 1, 2001. As the use of derivative financial instruments by the Group is limited, the impact of the adoption of SFAS No. 133 on the consolidated financial statements of the Group is not expected to be material.

Transfers and servicing of financial assets and extinguishments of liabilities In September 2000, FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB no. 125". This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Under these standards, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Group does not expect that the adoption of SFAS No. 140 will have a material impact on its results of operations, financial position or cash flows.

Forward-Looking Information

Certain statements in this section and elsewhere in this report contain forward-looking statements, including but not limited to future sales, geographic expansion, customer diversification, the launch of Lorenzo-branded jewelry, and the implementation of the

Company's expansion strategy. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products, and other risk factors detailed in the Company's most recent annual report, and other filings with the Securities and Exchange Commission.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company has outstanding loans to purchase 12,450 ounces of gold as of Oct 31, 2001 with the related balance of $3,282,000. Security is pledged with the lenders for gold market price up to $290 per ounce. These loans are due within next year, however, have been historically renewed. These loans can be repaid in cash at the current exchange rate of gold any time prior to maturity. As the Company does not hedge for changes in the future price of gold, the Company is exposed to certain market risks, which may result from potential future increases in the price of gold above the secured level of $290 per ounce. The gold market price as at Oct 31, 2001 is $280 per ounce.